Mail Stop 6010

May 20, 2009

Daniel N. Swisher, Jr.
President and Chief Executive Officer
Sunesis Pharmaceuticals, Inc.
395 Oyster Point Boulevard, Suite 400
South San Francisco, California 94080

     Re: Sunesis Pharmaceuticals, Inc.
              Definitive Proxy Statement
              Filed May 14, 2009
              File No. 000-51531

Dear Mr. Swisher:

     We have completed our review of the above listed filing and have no further comments at this time.

              Sincerely,

              Jeff Riedler
              Assistant Director